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MUNDOVAL FUND
GLOBAL VALUE INVESTING

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Call: 858-454-4837

Why
GLOBAL INVESTING?

- *Reduced Risk*
- *Enhanced Rates of Return*
- *Opportunity Set*

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WALL

We believe patience is the most important skill an investor can have along with time, not timing.

The name Mundoval is derived from the Spanish words mundo and valor, which mean world and value. More than one-half of the world's stock market capitalization is located outside of the United States and international stock markets have historically performed independently of the United States and one another over time. Investing globally provides a greater number of opportunities to select from and the potential to reduce risk and enhance rates of return through the ownership of businesses throughout the world.

The Mundoval Fund adheres to a value oriented investment philosophy by investing in businesses throughout the world that are believed to be selling at less than our estimate of their worth or intrinsic value. We believe that buying businesses at a discount may provide for a "margin of safety" against the risk further price declines and loss of principal. First and foremost, we are business owners not speculators. The fund is typically invested in no more than 30 businesses because we believe that concentration limits the portfolio to our best ideas and has a more meaningful impact on our results once

Ticker Symbol: MUNDX

DATE: 9/19/2012
NAV: 12.71
DAY CHANGE: 0.03

2011 Dividends & Capital Gains as of 12/28/11

Dividend: $0.0718
Short-Term Cap Gain: $0.0475
Long-Term Cap Gain: $0.0106

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believe that concentration limits the portfolio to our best ideas and has a more meaningful impact on our results once the market recognizes intrinsic business value.

Thank you for your interest in and continued support of the Mundoval Fund.

Sincerely yours,
Arthur Q. Johnson, CFA
President

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MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037



Management

A.Q. Johnson & Co., Inc. is the investment adviser of the Fund and has responsibility for the management of the Fund's affairs subject to the policies and supervision of the Trust's Board of Trustees. A.Q. Johnson &Co., Inc. located at 7855 Ivanhoe Ave., Ste 210, La Jolla, CA 92037, was organized in 2002 and has been managing investment accounts and money since that time. The Adviser serves as investment adviser to individuals, trusts, retirement plans, and corporations.

Under the Management Agreement, the Adviser, at its own expense and without reimbursement from the Trust, furnishes office space and all necessary office facilities, equipment and executive personnel necessary for managing the Fund. For its services, the Adviser receives an annual investment management fee of 1.50% of the average daily net assets of the Fund.

Investment Process

- Generation of Ideas: We avoid widely followed sources, preferring isolated or overlooked stocks that stand on their own merit.
- Screening: Both US and International markets are screened to determine which sectors & industries are selling at discounts to their intrinsic value.
- Fundamental Analysis: Original source material (10-Ks, annual reports, proxy materials & industry reports) are studied and reviewed.
- Sell Discipline: Sell or price targets are established before shares are purchased, based on the estimation of a company's intrinsic value per share. Common stocks are sold if a reassessment were to determine that intrinsic value was mistakenly over estimated, a better prospective investment has appeared or the price has reached our appraisal of intrinsic value.
- Concentration: We generally own 25-35 stocks in the portfolio. We hold concentrated positions for two main reasons. Concentration lowers our risk of losing capital because we limit the portfolios to our best ideas and enables each company to have a meaningful impact on our investment results.

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Investment Philosophy

Value investing was originated in 1934 by Benjamin Graham in his classic textbook, Security Analysis. We adhere to the following value oriented investment principles:

- Common stocks should be viewed as small parts of a business that is for sale.
- By analyzing fundamental data of a business, an investor can determine its intrinsic value or measurable worth.
- When a common stock is selling for less than its intrinsic value it is undervalued and can be purchased with a "margin of safety" to protect capital and provide for a satisfactory rate of return.
- Value investing rewards discipline and patience. A minimum time horizon of 3-5 years is necessary in order for share prices to reflect intrinsic values over time.
- We invest worldwide in both U.S. and foreign stocks to provide for greater diversification and enhanced rates of return.

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Management Team

Arthur Q. Johnson, Chartered Financial Anaylst, is the president of the adviser A.Q. Johnson & Co., Inc. and manages the Fund's investment portfolio on a day-to-day basis. Mr. Johnson is a member of the Association for Investment Management & Research and the San Diego Society of Financial Analysts. Prior to founding the Mundoval Fund he was principal at Brandes Investment Partners, L.P. from 1986 to 2000. He is a graduate of the University of California, Davis and holds an MBA from the University of Notre Dame.

Natalie Gumina, an investment advisory representative, joined the adviser A.Q. Johnson & Co. in May 2006. Her role there includes portfolio administration, compliance and fund marketing. Prior to joining the firm she was a financial advisor with AXA Advisors a global financial and insurance services provider. Natalie holds a Bachelor's degree from the University of California Los Angeles in Business Economics with specialization in accounting.

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The Fund

The Objective of the Fund

- The Mundoval Fund seeks long-term capital appreciation.

The Principal Investment Strategies and Policies of the Fund

- Under normal market conditions the Fund invests primarily in large capitalization common stocks and American Depository Receipts ("ADRs").
- The Fund's investment strategy focuses on value style investing.
- The Fund is a "non-diversified" portfolio, which means it can invest in fewer securities at any one time than a diversified portfolio and can invest more of its assets in securities of a single issuer than a diversified portfolio. Also, the Fund may participate in a limited number of industry sectors.
- The Fund may hold all or a portion of its assets in cash or cash-equivalents like money market funds, certificates of deposit, short-term debt obligations, and repurchase agreements, either due to pending investments or when investment opportunities are limited. Under these circumstances, the Fund may not participate in stock market advances or declines to the same extent it would had it remained more fully invested in common stocks.

Minimum Investemnts	Initial	Additional
Regular Account	$10,000	$100
IRA / Roth IRA	$3,000	$100
Automatic Investment Plan	$3,500	$100

Portfolio Information
Holdings & Sectors
Performance & NAV
Factsheet
Proxy Voting
Financial Reports

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*An Automatic Investment Plan is available for both regular and retirement accounts. It requires a $100 minimum automatic monthly or quarterly investment.

CUSIP:	62613P202
TICKER SYMBOL:	MUNDX


PROSPECTUS
Download PDF

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037



Holdings & Sectors

Holdings

Top 15 Holdings as of June 30, 2012	
Bank of America Corp.	4.96%
Mastercard Inc.	4.89%
Citigroup Inc.	4.57%
BNP Paribas ADR	4.39%
Banco Santander ADR .	4.08%
Mitsubishi UFJ Financial	3.96%
CNOOC Ltd. ADR	3.81%
General Electric Co.	3.63%
Companhia De Bebidas	3.63%
Aegon NV Ord.	3.59%
Munich RE Group	3.53%

Portfolio Information
Holdings & Sectors
Performance & NAV
Factsheet
Proxy Voting
Financial Reports

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Lukoil ADR	3.48%
ING Group ADR	3.31%
Telefonica de Espana	3.24%
Exxon Mobil	3.24%

Sectors



Financials 32.39%
Information Technology 18.81%
Telecommunication Services 18.50%
Energy 10.53%
Health Care 8.81%
Industrials 6.72%
Consumer Staples 3.63%
Consumer Discretionary 0.00%
Cash 0.61%

Fund Sectors as of June 30, 2012	
Financials	32.39%
Information Technology	18.81%
Telecommunication Services	18.50%
Energy	10.53%
Health Care	8.81%
Industrials	6.72%
Consumer Staples	3.63%

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Consumer Discretionary	0.00%
Cash	0.61%

**Net Cash represents cash equivalents less liabilities in excess of other assets.*

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037



Performance & NAV

Investment Strategy

The Mundoval Fund seeks long-term capital appreciation by investing in U.S. and international businesses.
The Fund's strategy focuses on value style investing by owning shares of companies believed to be trading at a discount to their intrinsic value.

Differentiating Factors

- Portfolio Manager invested alongside clients.
- Long-term, multi-year investment horizon and low turnover of portfolio holdings.
- Consistent application of investment philosophy through market cycles.
- Conservative business valuation estimates that prioritize free cash flow generation.

Geographic Diversification

Portfolio Information
Holdings & Sectors
Performance & NAV
Factsheet
Proxy Voting
Financial Reports

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35.2% Domestic
64.2% International
0.6% Net Cash

**Net Cash represents cash equivalents and other assets less liabilities.*

Top 10 Holdings	
Bank of America Corp	4.96%
Mastercard Inc	4.89%
Citigroup Inc	4.57%
Companhia de Bebidas	4.39%
Aegon NV	4.08%
Munich RE Group	3.96%
Microsoft Corp	3.81%
General Electric Co	3.63%
Pfizer Inc	3.63%
GoogleInc	3.59%

Industry Diversification	
Financials	32.39%


PROSPECTUS

Information Technology	18.81%
Health Care	8.81%
Telecommunication Services	18.50%
Energy	10.53%
Industrails	6.72%
Consumer Staples	3.63%

Fund Facts	
Ticker	MUNDX
CUSIP	62613P202
Inception Date	9/3/2004
Total Holdings	29
2011 Portfolio Turnover	44%
Net Assets (millions)	$13.13
Audited Expense Ratio	1.50%
No sales loads or distribution	

Average Annual Total Returns[2]



Mundoval Fund
MSCI World Index
10.05%
10.96%
5.22%
4.32%
-4.96%
-4.98%
-2.41%
-2.95%
1 Year
3 Year
5 Year
Since Inception

Hypothetical Growth of $10,000 since inception



$13,771
$16,000
$12,000
$8,000
$4,000
$0
2004
2005
2006
2007
2008
2009
2010
2011
2012

A hypothetical $10,000 investment in the fund at inception on 9/3/04 would have been worth $13,771 on 06/30/12. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. This chart does not imply future performance.

[2]Risks & Important Considerations

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month -end by calling the transfer agent at 1-877-59-FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59- FUNDS. The prospectus should be read carefully.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037



Proxy Voting

PROXY VOTING POLICIES – The Board of Trustees of the Trust has delegated responsibility for decisions regarding proxy voting for securities held by the Fund to the Fund's Adviser, A.Q. Johnson & Co., Inc. A.Q. Johnson & Co., Inc. will vote such proxies in accordance with its proxy policies and procedures.

Mundoval Funds

Proxy Voting Policies and Procedures (Adopted August 17, 2004)

Pursuant to rules established by the Securities and Exchange Commission (the "Commission"), under the Investment Company Act of 1940, as amended, the Board of Trustees of Mundoval Funds (the "Trust") has adopted the following formal, written guidelines for proxy voting by the Trust. The Board of Trustees of the Trust oversees voting policies and decisions for each series of the Trust (the "Funds").

Each Fund exercises its proxy voting rights with regard to the companies in the Fund's investment portfolio, with the goals of maximizing the value of the Fund's investments, promoting accountability of a company's management and board of directors to its shareholders, aligning the interests of management with those of shareholders, and increasing transparency of a company's business and operations.

In general, the Board of Trustees of the Trust believes that each Fund's investment adviser, or sub-adviser, if applicable, which selects the individual companies that are part of the Fund's portfolio, is the most knowledgeable and best suited to make decisions about proxy votes. Therefore, the Trust defers to and relies on the Funds' investment advisers or sub-advisers, as appropriate, to make decisions on casting proxy votes.

Portfolio Information
Holdings & Sectors
Performance & NAV
Factsheet
Proxy Voting
Financial Reports

In some instances, an adviser (or sub-adviser) may be asked to cast a proxy vote that presents a conflict between the interests of a Fund's shareholders, and those of the adviser (or sub-adviser) or an affiliated person of the adviser (or sub-adviser). In such a case, the adviser (or sub-adviser) is instructed to abstain from making a voting decision and to forward all necessary proxy voting materials to the Trust to enable the Board of Trustees to make a voting decision. The adviser (or sub-adviser) shall make a written recommendation of the voting decision to the Board of Trustees, which shall include:

1. An explanation of why it has a conflict of interest;
2. The reasons for its recommendation; and
3. An explanation of why the recommendation is consistent with the adviser's (or sub-adviser's) proxy voting policies.

The Board of Trustees shall make the proxy voting decision that in its judgment, after reviewing the recommendation of the adviser (or sub-adviser), is most consistent with the adviser's (or sub-adviser's) proxy voting policies and in the best interests of Fund shareholders. When the Board of Trustees is required to make a proxy voting decision, only the Trustees without a conflict of interest with regard to the security in question or the matter to voted upon shall be permitted to participate in the decision of how the Fund's vote will be cast.

A copy of these Proxy Voting Policies and Procedures are available, without charge, upon request, by calling the Trust's toll-free telephone number at 800-595-2877 on the Trust's website at www.mundovalfund.com and on the Commission's website at www.sec.gov. The Trust will send a copy of the Trust's Proxy Voting Policies and Procedures within three business days of receipt of a request, by first-class mail or other means designed to ensure equally prompt delivery.


PROSPECTUS

Financial Reports

Semi-Annual Report

- 2011 Semi-Annual Report – June 30, 2011 (PDF)
- 2010 Semi-Annual Report – June 30, 2010 (PDF)
- 2009 Semi-Annual Report – June 30, 2009 (PDF)
- 2008 Semi-Annual Report – June 30, 2008 (PDF)
- 2007 Semi-Annual Report – February 28, 2007 (PDF)
- 2006 Semi-Annual Report – February 28, 2006 (PDF)
- 2005 Semi-Annual Report – February 28, 2005 (PDF)

Annual Report

- Annual Report – December 31, 2011 (PDF)
- Annual Report – December 31, 2010 (PDF)
- Annual Report – December 31, 2009 (PDF)
- Annual Report – December 31, 2008 (PDF)
- Annual Report – December 31, 2007 (PDF)
- Annual Report – August 31, 2007 (PDF)
- Annual Report – August 31, 2006 (PDF)
- Annual Report – August 31, 2005 (PDF)

Adobe Acrobat Reader is necessary to view these documents. If you need to download Acrobat, click here.

Portfolio Information
Holdings & Sectors
Performance & NAV
Factsheet
Proxy Voting
Financial Reports

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MUNDOVAL FUND
GLOBAL VALUE INVESTING

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037



Forms & Applications

For your convenience, all of our forms and applications are available for download via the links below. If you need assistance completing them, or have any general questions, please contact our office at (858) 454-4837 to speak with investment advisory representative, Natalie Gumina.

Forms and Apps

- Regular Account Application (non IRA) *(DOWNLOAD PDF)*
- Regular Account Transfer Form (non IRA) *(DOWNLOAD PDF)*
- IRA Account Application *(DOWNLOAD PDF)*
- IRA Transfer / Direct Rollover Request Form *(DOWNLOAD PDF)*

Investor Information

- IRA Plan Booklet *(DOWNLOAD PDF)*
- XBRL Interactive Data from the Prospectus *(DOWNLOAD PDF)*
- Prospectus – Your Guide To The Mundoval Fund *(DOWNLOAD PDF)*
- Statement of Additional Information *(DOWNLOAD PDF)*

If you would like to receive an investment kit by mail please click HERE.

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Adobe Acrobat Reader is necessary to view these documents. If you need to download Acrobat, click here.

Download PDF

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037



News & Insights

Invest Despite Uncertainty

Posted on July 31, 2012 in Latest News

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Five Fundamental Reasons to Continue Investing in Common Stocks Despite Recent Stock Market Volatility & Uncertain Economic Times

The recent gyrations in the capital markets worldwide are the result of investors' strong dislike for economic uncertainty and the short-term volatility of stock prices that is often associated with it. Since the beginning of 2011, investors have dealt with the instability in the Middle East, a natural disaster and nuclear accident in Japan, the European debt crisis and more recently, the U.S. debt ceiling bill and government credit downgrade. Despite the uncertainty and fear that can be associated with such newsworthy events, we continue to recommend to our clients and shareholders to invest in common stocks during this volatile period for the following five fundamental reasons:

1. **Strong Balance Sheets and Record Corporate Profits** -Since the start of the recession in late 2007, managements of publicly traded companies have been stockpiling cash on their balance sheets due to shrinking payrolls and lower levels of capital spending. General Electric, Microsoft and Johnson & Johnson reported having $90 billion, $52 billion and $30 billion of cash respectively on their balance sheets as of June 30th. These cash piles may grow even larger due to expected increases in record profits by year end and will provide management with the needed liquidity for strategic acquisitions, dividend increases and share repurchases. Any or a combination of these corporate actions can be beneficial in creating value for shareholders over time.

2. **A Growing Disparity Between Bond & Earnings Yields** -As of August 10, 2011, the yields for the 5 & 10 year US Treasury bond are .93% and 2.17% respectively. Conversely, the Price/Earnings ratio for the S&P 500 Stock Index is 14X, when inverted corresponds to a 7% earnings yield. The dividend yield for the 30 companies in the Dow Jones Industrial Average is 2.7%, or three times greater than the 5 year US Treasury yield. It is difficult to ignore when Bill Gross, portfolio manager of the world's largest bond fund at PIMCO, states that he would rather own global, dividend paying, blue chip stocks than US Treasury bonds.

3. **The World is Getting Smaller and Wealthier**- As the world economy grows, consumption of goods & services by an ever expanding middle class grows with it. According to the International Telecommunication Union, the cellular phone market in China can still grow by an additional 500 million phones, or twice the number of subscribers with Verizon, AT&T & Sprint combined, before reaching a U.S. equivalent market penetration. This should bode well for China Mobile, the largest provider of mobile telecommunications service in mainland China.

4. **Common Stocks Help to Preserve Purchasing Power**- Inflation is an increase in the prices for goods & services in our economy over a period of time. Purchasing power of goods & services is reduced unless assets earn a rate of return in excess of inflation. According to Morningstar, during the period December 31, 1977 through December 31, 2010, one dollar invested in common stocks, as represented by the S&P 500 Index, was worth $10.04 adjusted for inflation. That same dollar invested in corporate bonds was worth $4.84 and surprisingly only worth $2.35 if invested in gold. Common stocks provide satisfactory inflation adjusted returns for investors over time because they represent the wealth created by businesses.

5. **History Confirms Positive Rates of Return Prevail**- According to Morningstar data, since 1935 the annual rates of return for common stocks, as measured by the S&P 500 Index, have been positive 70% of the time. When measured over ten year periods of time, returns for common stocks were positive 95% of the time. Investors tend to extrapolate the most recent investment performance, or lack thereof, into the future, which probably explains why common stocks are more attractive today than other asset classes i.e. bonds & gold that have provided better rates of return in the recent past.

Arthur Q. Johnson, CFA is founder and President of A.Q. Johnson & Co., Inc, a registered investment advisory firm that manages the Mundoval Fund (www.mundoval.com), a no-load, global value equity mutual fund.

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The Joys of Compounding Interest

April 2012
February 2012
January 2012
December 2011
October 2011
September 2011
August 2011
January 2010

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Posted on July 16, 2012 in Latest News


PROSPECTUS

The Joys of Compounding Interest By Arthur Q. Johnson, CFA

American statesman and founding father, Benjamin Franklin, wrote in The Way to Wealth, "Remember that time is money and that money is of a prolific generating nature. The more there is of it the more it produces every turning, so that the profits rise quicker and quicker. Waste neither time nor money, but make the best use of both. For industry and patience are the surest means of plenty." Mr. Franklin was well aware of the positive impact that compounded interest has on a dollar saved and his net worth reflected as much when he retired from the publishing trade at the age of forty-two to focus on politics and diplomacy in the mid-1700s.

In 2006, the Internal Revenue Service allowed a maximum contribution of $4,000 ($5,000 if you are age 50 or older) to an Individual Retirement Account (IRA) which is a trust or a custodial account established for the exclusive benefit of the investor or his or her beneficiaries that defers the taxation of dividends, interest and capital gains until distributed as early as age 59 ½ and no later than 70 ½. Assuming that a family or individual is capable of saving $4,000 in each of the next twenty years beginning in 2007 in an IRA account that provides an annualized rate of return of 7% (the average ten year compounded rate of return of the Standard & Poor's 500 Index since 1997). From year 2027 until 2047 should the family or individual decide not to contribute another dollar in the IRA at the same 7% rate of return, their initial investment of $80,000 will grow more than six-fold to $575,000 by the end of the fortieth year. The earlier an investor contributes to an IRA the greater the magnitude of the growth of those assets over longer periods of time.

For taxable accounts, the power of compounding applies to expenses, primarily taxation, as well as profits. A dollar invested in an asset that doubles every year for eleven years is worth $2,048 and if sold at the end of year eleven triggers a long-term capital gain of $2,047. At a 15 percent tax rate, the investor owes the government $307 leaving $1,741, which is the same as getting a 97% percent return, tax free for eleven years. If the same dollar is doubled every year and then sold at the end of each year for a maximum short term capital gain tax rate of 35%, the investor would be left with $194.44 at the end of year eleven resulting in a 61.5% annualized rate of return after taxes. Due to the annual taxation of capital gains, the investor is not doubling his money but increasing it by a factor of 1.65 after taxes.

In 1964 Warren Buffett, current CEO of Berkshire Hathaway and arguably one of the most successful investors of our time, wrote in a letter to his limited partners that Francis I of France had paid 4,000 ecus (approximately $20,000) in 1540 for Leonardo da Vinci's Mona Lisa. If Francis had invested that same amount in a 6% after-tax investment, his estate would have been worth more than $1 quadrillion or over 3,000 times the national debt of France at that time. Warren went on to write, "I trust this will end all discussion in our household about any purchase of paintings qualifying as an investment."

Benjamin Graham, author of Security Analysis and The Intelligent Investor wrote, "An investment operation is one which, on thorough analysis, promises safety of principal and a satisfactory rate of return. Operations not meeting these requirements are speculative." In other words, "the first step in making money is not losing money." More specifically, time invested in the common stock of quality businesses at reasonable prices, rather than focusing on market timing or short term trading, has typically provided for satisfactory rates of return due to the lower expense of taxation on assets that are held for at least one year or longer.


Early Start IRA
the Power of Compound Growth
$1,243,934
IRA Earnings
Total Contributions
Value at Age 65
$1,143,934
$266,884
$166,884
Age 25-45
Age 45-65
Contributing $5,000 per year for 20 years from

This chart assumes: a $5,000 annual IRA Acontribution on January 1 of each year for the age ranges shown; an 8% rate of return; no taxes on earnings, dividends, or capital gains; no investment management fees. Regular annual IRA investments do not guarantee positive performance and do not protect against losses whm market values fall. The chart is an illustration only and does not represent the performance of any mutual fund or security.

Arthur Q. Johnson is Portfolio Manager for the Mundoval Fund, a no-load Global Value Equity mutual fund.

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Mundoval Fund

A.Q. Johnson & Co., Inc.
7855 Ivanhoe Ave., Ste 210
La Jolla, CA 92037

(858) 454-4837

Mutual Shareholder Services, LLC

Mutual Shareholder Services, LLC
8000 Town Centre Drive, Suite 400
Broadview Heights, Ohio 44147

(800) 595-2877


PROSPECTUS

Download PDF

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037

